Exhibit 12.1

CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended	Year Ended December 31
	September 30, 2007	2006	2005	2004	2003	2002
			(Dollars in millions)

Income from Continuing Operations	$13,813	$17,138	$14,099	$13,034	$7,382	$1,102
Income Tax Expense	9,776	14,838	11,098	7,517	5,294	2,998
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(1,070)	(979)	(1,304)	(1,422)	(383)	510
Minority Interest	72	70	96	85	80	57
Previously Capitalized Interest Charged to Earnings During Period	50	111	93	83	76	70
Interest and Debt Expense	159	451	482	406	474	565
Interest Portion of Rentals*	586	766	688	687	507	407

Earnings Before Provision for Taxes and Fixed Charges	$23,386	$32,395	$25,252	$20,390	$13,430	$5,709

Interest and Debt Expense	$159	$451	$482	$406	$474	$565
Interest Portion of Rentals*	586	766	688	687	507	407
Preferred Stock Dividends of Subsidiaries	1	1	1	1	4	5
Capitalized Interest	215	157	60	44	75	67

Total Fixed Charges	$961	$1,375	$1,231	$1,138	$1,060	$1,044

Ratio of Earnings to Fixed Charges	24.34	23.56	20.51	17.92	12.67	5.47

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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